

Mail Stop 4720

July 20, 2010

David H. Platt, Ph.D.
Chief Executive Officer/Chief Financial Officer/Chairman
Avanyx Therapeutics, Inc.
12 Appleton Circle
Newton, Massachusetts 02459

**Re: Avanyx Therapeutics, Inc.
          Amendment No. 1 to
          Registration Statement on Form S-1, filed June 24, 2010
          File No. 333-164785**

Dear Dr. Platt:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1
Overview, page 1

1. We note your response to our prior comment 7 and reissue the comment in part.
    Please expand the current discussion in the Prospectus Summary section to
    provide a summary of your risk factors, including the fact that:

    • you are a development-stage company with no operating history;
    • your drug candidates in development are based on novel unproven
      technologies;
    • you may be unable to commercialize your products;
    • you are dependent upon your sole officer for management and direction and
      the loss of this person could adversely affect your operations and results; and

- the lack of a broker or dealer to create or maintain a market in your stock could adversely impact the price and liquidity of your securities.

Dilution of the Price you Pay for Your Shares, page 37

2. We note that you disclose that dilution to purchasers in this offering will be $0.01. That amount does not appear to be correct. The difference between the offering price per share and the pro forma net tangible book value per share after the offering appears to be $1.85, $1.41 and $0.93 if 1 million, 5 million or 15 million shares are sold, respectively. Please revise or explain.

Financial Statements
Notes to Financial Statements
3. Stockholders' Equity
Common Stock, page F-17

3. Based on your response to comment 35 it appears that your situation is not a deviation from the Interpretive Response to SAB Topic 5:G because the fair value of either the stock issued or assets acquired is not objectively measurable and the CEO's stock ownership following the transaction was so significant that he retained a substantial indirect interest in the assets as a result of stock ownership in the Company. Also, the authoritative accounting literature, ASC 505-50-30, you cite does not appear to apply to the transfer of nonmonetary assets by promoters or shareholders. Therefore, please explain to us further your basis under GAAP for recording these intangible assets at fair value and tell us why recording these assets at the CEO's historical cost basis is not appropriate using the guidance in the SAB.

4. We acknowledge your response to our comment 36. In your response you indicate that "very little time was spent on these matters" referring to the advisory services listed and that the co-founder does not have a formal agreement or required commitment to provide such services after September 30, 2009. In addition, the fair value of the stock issued does not appear to be reliably measurable because it was issued to a co-founder. As there appears to be limited consulting services involved and no reliable measurement of fair value of the stock issued please explain to us why the stock issued to the co-founder should not be recorded at $10,000, the cash consideration given by the co-founder.

*   *   *   *   *

You may contact Sasha Parikh at (202) 551-3627 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Dan Greenspan at (202) 551-3623 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: David E. Dryer, Esq.
        Mark A. Katzoff, Esq.
        Seyfarth Shaw LLP
        2 Seaport Lane
        Boston, Massachusetts
        02210